FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: May 17, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

             Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338             (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS PRESENTS AT AMERICAN SOCIETY OF CLINICAL ONCOLOGY TODAY

- Virulizin® presentation beings at 8 am -

TSX:            LOR

AMEX:        LRP

TORONTO, CANADA, May 15, 2005 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that it is participating at the American Society of Clinical Oncology (ASCO) Annual Meeting, May 13th to May 17th, 2005 in Orlando, Florida.

A presentation published as an abstract entitled, “Virulizin® induces production of IL-17E to enhance antitumor activity by recruitment of eosinophils into tumors,” was accepted as part of the Scientific Program in Developmental Therapeutics: Immunotherapy General Session (Abstract ID: 2537).  The presentation will be on Sunday, May 15th, between 8 am and 12 noon.

The discovery of IL-17E, a novel component of the immune system, participates in the mechanism of Virulizin®)-mediated anticancer activity, further elucidating the mechanism of action of this drug.  Virulizin® is in a fully enrolled pivotal Phase III clinical trial for the treatment of pancreatic cancer and results are anticipated by year’s end.

In addition to presentation of scientific results, Lorus will have an exhibit (booth #277) at the meeting to provide information on Lorus’ lead products Virulizin®, GTI-2040, and GTI-2501 that are in clinical development.  In addition, participants and oncology specialists attending the meeting will be able to obtain the latest data available on the small molecule program which is in  pre-clinical development.

(more)

"We are excited to be presenting for the first time the results of the LI-17E at ASCO, which clearly add another layer to our understanding of how Virulizin® acts as a novel antitumor agent. As Virulizin® approaches commercialization this meeting also provides important feedback on our scientific and regulatory progress," said Lorus CEO Dr. Jim Wright.

The ASCO Annual Meeting is the premier scientific and educational meeting for oncology professionals. The Meeting attracts more than 25,000 participants, providing an international forum for presentation of the most current research and therapeutic advancements in cancer treatment and care.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.